# ANDEANSUN CORP
## Balance Sheet
### As of December 31, 2019

|  | Total |
|---|---:|
| **ASSETS** | |
| **Current Assets** | |
| **Bank Accounts** | |
| **Achieva Chking (9155)** | 1,102.99 |
| **Chase Inc (5488)** | 70,256.40 |
| **Chase Oper (8695)** | 5,444.56 |
| **PayPal (aaf)** | 0.00 |
| **PayPal Bank (asy)** | 17.65 |
| **Total Bank Accounts** | **$ 76,821.60** |
| **Other Current Assets** | |
| **Amazon Carried Balances** | 29,183.82 |
| **Inventory** | |
| **Inventory In Transit** | 27,834.29 |
| **Inventory US** | 324,871.72 |
| **Total Inventory** | **$ 352,706.01** |
| **Loan to Officers** | 25,000.00 |
| **Payroll Refunds** | 0.00 |
| **Prepaid Expenses** | 13,165.17 |
| **Undeposited Funds** | 0.00 |
| **Total Other Current Assets** | **$ 420,055.00** |
| **Total Current Assets** | **$ 496,876.60** |
| **Fixed Assets** | |
| **Accumulated Depreciation** | -26,934.00 |
| **Fixed Assets** | 4,864.99 |
| **Computer Equipment** | 1,234.29 |
| **Ergonomic Office Equipment** | 668.09 |
| **Furniture and Equipment** | 6,776.09 |
| **Leasehold Improvements** | 2,727.22 |
| **A/C Equipment** | 3,055.40 |
| **Total Leasehold Improvements** | **$ 5,782.62** |
| **Photo Equipment** | 4,287.74 |
| **Security System Equipment** | 593.87 |
| **Shelving** | 2,848.59 |
| **Warehouse Equipment** | 8,680.72 |
| **Total Fixed Assets** | **$ 35,737.00** |
| **Total Fixed Assets** | **$ 8,803.00** |
| **Other Assets** | |
| **Deposits** | |
| **Rent Deposit** | 0.00 |
| **Security Deposits** | 5,619.50 |
| **Total Deposits** | **$ 5,619.50** |
| **Total Other Assets** | **$ 5,619.50** |

| | | |
|---|---|---:|
| **TOTAL ASSETS** | $ | **511,299.10** |
| **LIABILITIES AND EQUITY** | | |
| **Liabilities** | | |
| **Current Liabilities** | | |
| **Accounts Payable** | | |
| **Accounts Payable** | | 0.00 |
| **Total Accounts Payable** | $ | **0.00** |
| **Credit Cards** | | |
| **AMEX Master** | | |
| CC (31000) | | 19,020.93 |
| CC (41001) | | 22,378.15 |
| CC (42004) | | 0.00 |
| CC (61002) | | 0.00 |
| CC (91006) | | 6,429.63 |
| CC (91009) | | 750.00 |
| **Total AMEX Master** | $ | **48,578.71** |
| **BOA CC Master** | | |
| CC (4612) | | 7,588.60 |
| CC (4772) | | 13,274.50 |
| CC (5019) | | 32,071.28 |
| CC (8628) | | 9,596.55 |
| **Total BOA CC Master** | $ | **62,530.93** |
| **Cap 1 CC Master** | | |
| CC (3235) | | 180.20 |
| CC (3970) | | 595.20 |
| CC (6320) | | 76.99 |
| **Total Cap 1 CC Master** | $ | **852.39** |
| **CHASE CC Master** | | |
| CC (3212) | | 1,527.72 |
| CC (5607) | | 0.00 |
| CC (5856) | | 19,050.00 |
| CC (6781) | | 31,500.80 |
| CC (9127) | | 12,252.20 |
| **Total CHASE CC Master** | $ | **64,330.72** |
| **Citibank Master** | | |
| CC (6275) | | 7,764.50 |
| CC (7465) | | 13,529.30 |
| CC (7661) | | 17,936.94 |
| CC (9172) | | 0.00 |
| **Total Citibank Master** | $ | **39,230.74** |
| **M&T CC Master** | | |
| CC (0105) | | 24,632.52 |
| CC (9766) | | 30,676.64 |
| **Total M&T CC Master** | $ | **55,309.16** |
| **PNC CC Master** | | |
| CC (1426) | | 8,714.26 |
| CC (4619) | | 8,897.74 |

| | | |
|---|---|---:|
| **CC (9691)** | | 15,050.49 |
| **Total PNC CC Master** | **$** | **32,662.49** |
| **USBank Master** | | |
| **CC (2589)** | | 14,785.64 |
| **CC (5291)** | | 9,602.51 |
| **CC (8020)** | | 10,964.09 |
| **CC (9155)** | | 29,229.57 |
| **Total USBank Master** | **$** | **64,581.81** |
| **WF CC Master** | | |
| **CC (8744)** | | -89.00 |
| **Total WF CC Master** | **-$** | **89.00** |
| **Total Credit Cards** | **$** | **367,987.95** |
| **Other Current Liabilities** | | |
| **Payroll Liabilities** | | 0.00 |
| **Federal Taxes (941/944)** | | 0.00 |
| **Federal Unemployment (940)** | | 0.00 |
| **FL Unemployment Tax** | | 0.00 |
| **Total Payroll Liabilities** | **$** | **0.00** |
| **Sales Tax Payable** | | -0.80 |
| **Florida Department of Revenue Payable** | | |
| **DO NOT USE - OLD Sales Tax Payable (deleted)** | | 0.80 |
| **Total Florida Department of Revenue Payable** | **$** | **0.80** |
| **Total Sales Tax Payable** | **$** | **0.00** |
| **Total Other Current Liabilities** | **$** | **0.00** |
| **Total Current Liabilities** | **$** | **367,987.95** |
| **Long-Term Liabilities** | | |
| **Loans & Notes Payable** | | |
| **Amex Loan (81600) (deleted)** | | 25,552.80 |
| **AMZ Lending** | | |
| **AMZ Lending #123881465 (deleted)** | | 48,911.62 |
| **Total AMZ Lending** | **$** | **48,911.62** |
| **Discover Loans** | | |
| **Discover - LOAN 0699** | | 7,141.76 |
| **Discover - LOAN 7521** | | 25,941.25 |
| **Total Discover Loans** | **$** | **33,083.01** |
| **Marcus Loans** | | |
| **Marcus By GS Loan** | | 5,882.73 |
| **Total Marcus Loans** | **$** | **5,882.73** |
| **PayPal Loans** | | |
| **PayPal Loan # 7 (2018)** | | 81,494.36 |
| **Total PayPal Loans** | **$** | **81,494.36** |
| **PenFed Loans** | | |
| **PENFED - LOAN 7707** | | 11,834.48 |
| **Total PenFed Loans** | **$** | **11,834.48** |
| **SBA Loan** | | |
| **SBA Loan - Cadence** | | 170,325.20 |
| **SBA LOC -8003 - Chase (deleted)** | | 1,415.35 |

| | | |
|---|---:|---:|
| **SBA LOC -8004 - Chase** | | 25,094.57 |
| **Total SBA Loan** | **$** | **196,835.12** |
| **Swift Financial Loan #3 (A00335094) (deleted)** | | 49,704.13 |
| **Total Loans & Notes Payable** | **$** | **453,298.25** |
| **Total Long-Term Liabilities** | **$** | **453,298.25** |
| **Total Liabilities** | **$** | **821,286.20** |
| **Equity** | | |
| **Capital Stock** | | 5,000.00 |
| **Opening Bal Equity** | | 0.00 |
| **Retained Earnings** | | -285,122.51 |
| **Shareholder Distributions** | | -7,290.28 |
| **Owner Draw** | | -64,621.08 |
| **Total Shareholder Distributions** | **-$** | **71,911.36** |
| **Net Income** | | 42,046.77 |
| **Total Equity** | **-$** | **309,987.10** |
| **TOTAL LIABILITIES AND EQUITY** | **$** | **511,299.10** |